(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	February 18, 2005

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Fidelity Select Portfolios (the trust):

Air Transportation Portfolio, Automotive Portfolio, Banking Portfolio, Biotechnology Portfolio, Brokerage and Investment Management Portfolio, Business Services and Outsourcing Portfolio, Chemicals Portfolio, Computers Portfolio, Construction and Housing Portfolio, Consumer Industries Portfolio, Cyclical Industries Portfolio, Defense and Aerospace Portfolio, Developing Communications Portfolio, Electronics Portfolio, Energy Portfolio, Energy Service Portfolio, Environmental Portfolio, Financial Services Portfolio, Food and Agriculture Portfolio, Gold Portfolio, Health Care Portfolio, Home Finance Portfolio, Industrial Equipment Portfolio, Industrial Materials Portfolio, Insurance Portfolio, Leisure Portfolio, Medical Delivery Portfolio, Medical Equipment and Systems Portfolio, Money Market Portfolio, Multimedia Portfolio, Natural Gas Portfolio, Natural Resources Portfolio, Networking and Infrastructure Portfolio, Paper and Forest Products Portfolio, Pharmaceuticals Portfolio, Retailing Portfolio, Software and Computer Services Portfolio, Technology Portfolio, Telecommunications Portfolio, Transportation Portfolio, Utilities Growth Portfolio, Wireless Portfolio (the funds)

File Nos. (002-69972) and (811-03114)
Post-Effective Amendment No. 80

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 80 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to Powers of Attorney dated June 14, 2001 and January 1, 2005, is maintained at the offices of the trust.

This filing contains the Prospectus and Statement of Additional Information for the above referenced funds. The documents have been tagged to indicate modifications and editorial changes made since the last definitive filing. The funds may be marketed through banks, savings and loan associations, or credit unions.

This filing serves to update certain disclosure, incorporate supplements to the Prospectus and Statement of Additional Information, and implement certain editorial changes.

Please note that disclosures required as a result of SEC Final Rule: Disclosure Regarding Market Timing and Selective Disclosure of Portfolio Holdings is included in this filing.

Please also note that disclosure required as a result of SEC Final Rule: Disclosure Regarding Portfolio Managers of Registered Management Investment Companies is included in this filing.

Pursuant to Rule 485(a), the trust elects an effective date of April 29, 2005. We request your comments by March 21, 2005.

Please contact Jill Nareau Robert at (617) 563-0824 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Kelly P. Smith
Kelly P. Smith
Legal Product Group